

October 14, 2008

Room 7010

Dale B. Herbst
Chief Financial Officer
WII Components, Inc.
525 Lincoln Avenue, SE
St. Cloud, Minnesota 56304

> **Re:** **WII Components, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 333-115490**

Dear Mr. Herbst:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

1.	Please address the following with regards to your use of EBITDA as a performance measure:

- Expand your discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003;
- Discuss the economic substance behind your decision to use such a measure;
- Discuss the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure; and
- Disclose the manner in which you compensate for these limitations when using the non-GAAP measure.

2.   With regards to the various factors that you disclose contributed to the decrease in year over year sales in 2007, please tell us and disclose, in future filings, the nature of the "hardwood door program" in 2007 and how this program specifically contributed to the decrease in sales. Additionally, in future filings, when your results of operations discusses two or more factors that contributed to year over year changes in line items, please quantify each of the factors. Refer to FRR No. 36 – 501.04.

3.   We note during 2007 and the first six months of 2008, sales decreased as a result of lower selling prices due to lower material costs. In future filings, please disclose how sales prices and material costs are related, quantify the impact the lower sales prices had on sales and whether or not you anticipate this being a trend you see in future periods.

Liquidity and Capital Resources, page 14

4.   We note your customer concentration disclosures on page 2 that your two largest customers comprised approximately 36% and 18% of your consolidated revenues for the year ended December 31, 2007. Please provide a discussion within Liquidity and Capital Resources, in future filings, to discuss the effects of your customer concentrations on your liquidity, specifically if you lost one of your major customers. Refer to Financial Reporting Codification 501.03.a.

5.   We note that during the year ended December 31, 2007, and the six months ended June 30, 2008, your accounts receivable balance continued to increase, and on page 15 you disclose that your days of receivables outstanding increased. Given the impact that receivables have on your liquidity, please revise MD&A in future filings to explain the reasons for the increase in your turnover ratio. In this regard, your current disclosure only discusses the fact there was an increase in

your days of receivables outstanding but does not discuss detailed factors that led to the change or how this change impacted your liquidity, if at all.

Critical Accounting Policies, page 16

6. Please revise future filings to disclose your critical accounting policies. For each critical accounting estimate or assumption you have identified, please revise to analyze to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

7. We note your disclosure regarding sales in the kitchen and bath cabinet market being driven by the new home construction and home repair and remodeling market. We further note your disclosure of the economic slowdown in these markets over the past 18 months. Considering the decline in sales and operating income, please address the following:
    ▪ Please tell us and disclose, in future filings, whether you performed a SFAS 144 impairment test on your long-lived assets. If so, please disclose the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets.
    ▪ Considering the impact of the residential construction market and the impact it has had on your operations, your current critical accounting policy for long lived assets and goodwill, particularly your disclosure of assessing the recoverability of your assets, appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of your asset balances. Please expand your disclosures to describe the steps that you perform to review your long lived assets and goodwill for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss

how you assessed your reporting units under paragraph 30 and 31 of SFAS 142. Given the materiality of goodwill to your financial statements as a whole, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 2. Significant Accounting Policies

Revenue Recognition, page 25

8.   You indicate that you record provisions for sale returns. For each period presented, please tell us and disclose in MD&A how much you have recorded in provisions for returns and any other sales incentives you provide. To the extent returns and other sales incentives are immaterial, please revise disclosure to disclose this fact.

Note 6. Financing Arrangements, page 33

9.   We note your 10% Senior Notes are guaranteed by your 100% owned subsidiaries. Please revise your footnote, in future filings, to include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of Rule 3-10.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                Terence O'Brien
                                Branch Chief